United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Tailings filtration plant at the Vargem Grande complex, delivered in March 2021 Vale's performance in 1Q21 Rio de Janeiro, April 27th, 2021

Disclaimer

“Esta apresentação pode incluir declarações sobre as expectativas atuais da Vale sobre eventos ou resultados futuros (estimativas e projeções). Muitas dessas estimativas e projeções podem ser identificadas através do uso de palavras com perspectivas futuras como “antecipar," “acreditar," “poder“, “esperar," “dever“, "planejar" “pretender“, "estimar“, “fará” e "potencial," entre outras. Todas as estimativas e projeções envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem, entre outros, fatores relacionados a: (a) países onde a Vale opera, especialmente Brasil e Canadá; (b) economia global; (c) mercado de capitais; (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza; e (e) elevado grau de competição global nos mercados onde a Vale opera. A Vale cautela que os resultados atuais podem diferenciar materialmente dos planos, objetivos, expectativas, estimativas e intenções expressadas nesta apresentação. A Vale não assume nenhuma obrigação de atualizar publicamente ou revisar nenhuma estimativa e projeção, seja como resultado de informações novas ou eventos futuros ou por qualquer outra razão. Para obter informações adicionais sobre fatores que podem originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados pela Vale na U.S. Securities and Exchange Commission (SEC), na Comissão de Valores Mobiliários (CVM) e, em particular, os fatores discutidos nas seções “Estimativas e Projeções” e “Fatores de Risco” no Relatório Anual - Form 20-F da Vale.

Nota cautelar para investidores norte-americanos – A SEC permite companhias mineradoras, em seus arquivamentos na SEC, fornecer apenas os depósitos minerais que a companhia pode economicamente e legalmente extrair ou produzir. Nós apresentamos certas informações nesta apresentação, incluindo ‘recursos mensurados’, ‘recursos indicados’, ‘recursos inferidos’, ‘recursos geológicos’, os quais não seriam permitidos em um arquivamento na SEC. Estes materiais não são reservas prováveis ou provadas, como definido pela SEC, e não podemos assegurar que estes materiais serão convertidos em reservas prováveis ou provadas, como definido pela SEC. U.S. Investidores norte-americanos devem considerar as informações no Relatório Anual 20-K, que pode ser obtido através do nosso website ou no site http://http://us.sec.gov/edgar.shtml.”

Opening remarks

Our Pact with Society moves forward In 2021¹ 3.4 million intubation medicines² to the Brazilian Ministry of Health Sufficient for the management of 500 hospital beds for 1.5 months 50 million syringes 400 thousand PPEs (masks, gloves and aprons) 36,000 m3 of oxygen to Pará R$ 10 million³ to the Butantan Institute, to support the expansion of the Multi-Purpose Vaccine Production Center (CPMV) ¹ Donations already made or in progress. ²Together with the companies ENGIE, Itaú Unibanco, Klabin, Petrobras, Raízen and TAG. ³Resources planned for 2021. 4

We are executing the Global Settlement for Integral Reparation

Global Settlement for Integral Reparation

- ✓ The detailing of priority projects in health, social assistance and agriculture has started;
- ✓ Detailing of the governance for the implementation of the agreement and the prioritization / validation of the projects by the people affected.

Reparation Advances

Socio-economic front

- ✓ +300 family farmers: support and technical assistance
- ✓ Nurseries and health units in Brumadinho and Mário Campos
- ✓ Meeting the demands of the victims' relatives, including Brumadinho Community Center

Socio-environmental front

- ✓ Commissioning of works for the new water pipeline for the Metropolitan Region of Belo Horizonte
- ✓ +300,000 assessments at 800 collection points to monitor the water quality of the Paraopeba River
- ✓ Implementation of +100 water wells and 250 treatment systems

Individual indemnifications

*+ **10,200** people with agreements since 2019*

VALE

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We continue to improve our dam management Emergency level reduction¹ # of dams Dams with HIRA4 methodology in 20215 # of dams 35 33 295 258 2422 18 18Emergency1537 level² 1 2 49 43333 2020³jan-21apr-21 dec-21E 1Q21 2Q21 3Q21 4Q21 2021 ¹Expectation of reduction, subject to the implementation and effectiveness of works and safety improvement measures, among others. Considers dams, dikes and stacked piles. ²Referring to the emergency protocol provided for in the Mining Dams Emergency Action Plan for each structure, considering level 3 as the critical level. 3Considering the maximum number of structures at emergency level in 2020. 4Hazard Identification and Risk Assessment. 5Forecast for the implementation of the HIRA methodology in tailings dams with a high or higher hazard rating in the event of failure. 6

In our ESG commitment, we launched Vale's Integrated Report Access and learn about the 2020 Integrated Report at www.vale.com ESG Gaps per estimated completion 7 12 5 2Gaps with completion expected after the 202163 AGM 37Gaps completed by Apr/21: Improved disclosure on the assessment of the Board of Directors; Report on emerging long-term risks. Gaps closed by dec/2020 1H212H212022+ Total gaps 7

US$ 8.467 billion Record proforma adjusted EBITDA for a 1st quarter¹ US$ 5.847 billion Free Cash Flow, US$ 971 million higher than 4Q20 68,0 Mt Iron ore fines production, 14.2% higher than 1Q20 48,4 kt Finished nickel production ex-VNC, 6.8% higher than 1Q20 ¹Proforma adjusted EBITDA in 1Q21, excluding expenses with Brumadinho and donations related to COVID-19. Excluding non-recurring gain from the transfer of aluminum assets in 1Q11. 8

Our discipline in capital allocation continues Reparation Brumadinho Renova Brumadinho Global Settlement: US$ 3.541 billion provision Renova Foundation: US$ 1.732 billion provision De-risking Safety & Operational Excellence Production resumption ESG Other obligations US$1.962 billion provision for dam decharacterization² US$ 2 billion-investment in energy self-generation until 2030³ Shareholder remuneration Dividends Buybacks Share buyback program on April 1st Up to 5.3% of the total number of outstanding shares³ Management confidence in Vale’s potential to consistently create and share value Growth opportunities Growth projects Other growth options Low-CAPEX growth options Capanema +14 Mtpy Salobo IV +30 ktpy Onça Puma 2nd furnace ¹As of March 31, 2021 . ²From renewable sources. 9

Iron Ore

Iron ore capacity (Mtpy) Recent achievements Northern System Southeastern System Southern System 450 318327 350 400 January 2021 February 2021 Vargem Grande pellet plant: resumption of operations, adding 7 Mtpy of pellet capacity Vargem Grande: approval received to start VGR’s conveyor belt tests Fábrica: approval received to start tests at beneficiation plant facilities Serra Norte: Board approval of N3 mining front development (start-up in 2022) Itabira: removal of Itabiruçu dam emergency level¹ Investor Tour 2020 Today End of 2021 End of 2022 Future March 2021 Timbopeba: Plant’s adaptation for tailings disposal at Timbopeba pit, adding 7 Mtpy capacity Vargem Grande: start-up of tailings filtration plant Production guidance 2021 315-335 Mt 1 Complementary geotechnical investigations are underway to determine the engineering measures for the continuity of the dam raising construc tion works. 11

We are progressing on our resumption plan

What is next?

Legend: Northern System | Southeastern System | Southern System

2Q21	**Vargem Grande** (Southern System) Unlock conveyor belt capacity **+6 Mtpy**	**Fábrica** (Southern System) Shift to wet processing **+4 Mtpy**	
3Q21	**Vargem Grande** (Southern System) Start-up of Maravilhas III dam **+4 Mtpy**	**Serra Leste** (Northern System) Installation of mobile crushers **+2 Mtpy**	
4Q21	**Brucutu** (Southeastern System) Torto dam start-up **+17 Mtpy**	**S11D** (Northern System) Crushers' installation to process jaspilite ores **+2 Mtpy**	**Itabira** (Southeastern System) Start-up of Conceição tailings filtration plant, softening short term disposal restrictions[1] **+0 Mtpy** in short term
Potential restrictions in 2021	**Itabira** (Southeastern System) Temporary tailings disposal restrictions due to limited disposal areas **-7 Mtpy**	**Other sites** Licensing delays and lower performance (e.g. Mutuca, Serra Norte) **-5 Mtpy**	

[1] The tailings filtration plants support the operational continuity of the Itabira complex and soften tailings disposal restrictions imposed by limited disposal areas. The Conceição and Cauê filtration plants together with Itabiruçu dam raising and tailings piles development/licensing are important milestones for Itabira complex to reach its full 40 Mtpy capacity from the current 24 Mtpy.

VALE

12

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 27, 2021		Head of Investor Relations